

VIA FACSIMILE AND U.S. MAIL

August 28, 2007

Mr. Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

> **Re: CMS Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 1-9513**

Dear Mr. Webb:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page CMS-3

Enterprises Results of Operations, page CMS-12

1. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the

extent to which each change contributed to the overall change in that line item. For example, with respect to the increase in operating revenue in fiscal 2006, you should quantify the extent to which increased production at the Takoradi plant, increased demand at your South American facilities, the favorable arbitration settlement and lower revenue at CMS ERM each contributed to the overall change. Please also disclose the extent to which increases in revenues are attributable to price and/or volume increases. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Note 1: Corporate Structure and Accounting Policies, page CMS-46

Accounting for MISO Transactions, page CMS-46

2. Please explain to us why CMS ERM's accounting for MISO transactions differs from Consumer's accounting for such transactions. Additionally, please tell us and disclose the basis on which you net purchases and sales (for example, on a net hourly basis).

Utility Regulation, page CMS-50

3. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each such asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

Note 2: Asset Sales, Impairment Charges and Discontinued Operations, page CMS-51

Asset Sales, page CMS-51

4. Please explain to us why no proceeds from the sale of your interests in the MCV partnership and MCV facility were allocated to the MCV facility and why it is appropriate to recognize an impairment charge equal to the carrying value of the MCV facility. Also, please tell us how you are accounting for the MCV PPA and why you are no longer the primary beneficiary of the MCV partnership and the FMLP upon the sale of your interests in the entities. In your response, please describe the terms of the PPA and the authoritative literature that supports your accounting treatment.

Note 3: Contingencies, page CMS-56

5. Please disclose your accounting policy for recognition of legal fees, including legal fees advanced to officers/employees in accordance with indemnifications. Additionally, tell us and disclose whether you have accrued a liability for the SEC

and DOJ investigations and the gas index reporting investigation, including the indemnification of officers/employees named in such investigations. Finally, tell us and disclose whether you accrued the $7.6 million award in the former CMS oil and gas operations action as a result of your indemnification obligation and, if not, the basis in GAAP for not doing so.

Note 4: Financings and Capitalization, page CMS-69

Sale of Accounts Receivable, page CMS-71

6. Please describe to us in detail the terms of the securitization arrangement. In doing so, explain to us why you recorded no gain or loss on the receivables sold and whether you recognized a servicing asset or liability. Also, explain why your accounting treatment complies with SFAS 140.

Report of Independent Registered Public Accounting Firm, page CMS-106

7. In accordance with Rule 2-02 of Regulation S-X, please disclose the city and State where the accountant's report was issued.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief